SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 HAMADA STREET, 5TH FLOOR, HERZLIYA, ISRAEL 46140
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X                  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

EXPLANATORY NOTE

Attached is following exhibit:

99.1  Press release, released publicly on July 26, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date:  July 27, 2011

 FUNDTECH LTD.

By: /s/ Yoram Bibring
Yoram Bibring
Chief Financial Officer